SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 13, 2017

Date, Time and Place: December 13, 2017, at 2:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). II. Calling: Carried out pursuant to article 19, paragraph 1, of the Company’s Bylaws. III. Attendance: The following directors were present: Messrs. Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino, representing, therefore, all the members of the Board of Directors of the Company. Messrs. Paulo Sergio Kakinoff and Richard Freeman Lark Jr. also participated in the meeting as representatives of the Company’s Management. IV. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting. V. Agenda: To pass resolutions on the following matters: (a) the Company’s Budget for the fiscal year 2018, of which the original copy is initialed by the presiding board of the meeting and filed with the Company’s head-office; (b) the reelection of the Company’s current Executive Officers; (c) homologation of the capital increase, as a result of the exercise of options by beneficiaries of the Stock Purchase Option Plan; and (d) the ratification of the resolution approved by the Special Committee in the meeting held on November 28th, 2017, related to the invoices presented by the law firms Cleary, Gottlieb, Steen & Hamilton and Levy Salomão Advogados, in relation to the Company’s plan to improve its internal Controls; (e) the total redemption by GOL Finance (formerly known as “GOL LuxCo S.A.”), a wholly-owned subsidiary of the Company, of all and any of its 9.50% notes due 2018, 2021 and 2028 (“2018 Notes”, “2021 Notes”, “2028 Notes” and “Redemption”, respectively); (f) the offering to purchase, by GOL Finance, of foreign debt notes due 2020 from its issuance (“2020 Notes”) and (g) subject to approval of items “e” and “f” above, the authorization of granting powers to the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary for the for carrying out the Tender Offer and the Redemption. VI. Resolutions: After the necessary explanations were provided, and after detailed review of the documents referred to in the matters hereof, the following matters were approved by unanimous vote of the directors present: (a) the Company’s Budget for the fiscal year 2018, of which the original copy is initialed by the presiding board of the meeting and filed with the Company’s head-office; (b) the reelection of its Executive Officers: Mr. Paulo Sergio Kakinoff, Brazilian, married, businessman, bearer of Identity Card RG nº 25.465.939-1, issued by SSP/SP, enrolled with the CPF/MF under nº 194.344.518-41, to the office of President and Chief Executive Officer, Mr. Richard Freeman Lark Jr., Brazilian, single, businessman, bearer of Identity Card RG nº 50.440.294-8, issued by SSP/SP, and enrolled with the CPF/MF under nº 214.996.428-7, to the office of Executive Vice President, Chief Financial Officer and Investor Relations Officer, Mr. Eduardo José Bernardes Neto, Brazilian, married, businessman, bearer of Identity Card RG nº 204273341, issued by SSP/SP, enrolled with the CPF/MF under nº 165.610.978-66, to the office of Vice-President Officer, Mr. Celso Guimarães Ferrer Junior, Brazilian, married, economist, bearer of Identity Card RG nº 24982348, issued by SSP/SP, enrolled with the CPF/MF under nº 309.459.748-33, to the office of Vice-President Officer, and Mr. Sergio Quito, Brazilian, married, pilot, bearer of Identity Card RG nº 6.033.370-4, issued by SSP/SP, enrolled with the CPF/MF under nº 820.327.858-20, to the office of Vice-President Officer, all of them domiciled at Praça Comandante Linneu Gomes, s/n, portaria 3, Jardim Aeroporto, in the city and State of São Paulo, CEP 04626-020, elected for a unified term of office of one (1) year, beginning on the date hereof. The Executive Officers now elected declared, in accordance with the provisions set forth in Article 37, item II of Law no. 8.934/94 and in article 147, paragraphs 1 and 2 of Law no. 6.404/76, as amended, that they have not been convicted for any of the crimes set forth in the Law nor are they subject to legal restrictions that would prevent them from exercising business activities; (c) homologation of the increase in the Company’s capital, within the limit of the authorized capital, in the amount of twenty two thousand, six hundred and twenty Reais (R$ 22,620.00), upon issue of two thousand (2,000) preferred shares, all of them nominative and with no face value, arising from the exercise of the stock purchase option granted under the Stock Purchase Option Plan. As a result of the foregoing, the capital stock of the Company shall be increased three billion, eighty-two million, seven hundred seventy nine thousand, three hundred and seventy-six Reais and thirty two cents (R$  3,082,779,37.32) to three billion, eighty-two million, eight hundred and one thousand, nine hundred and ninety six Reais and thirty two cents

(R$ 3,082,801,996.32) represented by five billion, thirty-five million, thirty-seven thousand, one hundred and forty (5,035,037,140) common shares and two hundred and three million, eight hundred and sixty thousand, seven hundred and thirty four (203,860,734) preferred shares, all of them nominative and with no face value. The shares issued are identical to the existing shares, and, under the terms of the Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on own capital: (c.i) the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares is hereby excluded, in conformity with the provisions in Article 171, §3, of Law no. 6404, dated December 15, 1976, as amended; and (c.ii) the total issue price was set at twenty two thousand, six hundred and twenty Reais (R$ 22,620.00), in accordance with the Company’s Option Plan; (d) the ratification of the resolution approved by the Special Committee in the meeting held on November 28th, 2017, related to the invoices presented by the law firms Cleary, Gottlieb, Steen & Hamilton and Levy Salomão Advogados, in relation to the Company’s plan to improve its internal Controls; (e) the Redemption by GOL Finance of all and any of its 2018 Notes, 2021 Notes and 2028 Notes, according to the terms of Sections 3.01(b) of the relevant Indenture, including the payment of amounts due to principal, interest and premium to be paid to the holders of the 2021 Notes and 2028 Notes. According to the relevant Indentures, the holders of the 2021 Notes and 2028 Notes would, subject to certain conditions, be entitled to receiving an additional 13.5% in 2021 Notes and 2028 Notes (“Additional Notes”) in 2018.  After discussion and due consideration of the relevant aspects, the board decided to pay the 13.5% premium as part of the redemption amount for the 2021 Notes and 2028 Notes; (f) the Tender Offer, by GOL Finance, of its 2020 Notes up to fifty million dollars (U.S.$.50,000,000.00), including the payment of amounts due to principal and interest; and (g) due to resolutions “(e)” and “(f)” above, the authorization of granting powers to the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary for carrying out the Redemption and the Tender Offer, including agreements and any other related documents, including, without limitation, the Officers’ Certificate to Trustee for Redemption, the Dealer Manager Agreement, the Appointment of Agent For Service Of Process Agreement, and any other documents related to the Tender Offer and to the Redemption. The Board of Directors confirm all the acts performed up to now by the Board of Executive Officers of the Company in relation to the Tender Offer and to the Redemption. VII. Suspension of the Meeting and Drawing-up of the

Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Graziela Galli Ferreira Barioni. – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll and Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, December 13, 2017.

_________________________________ Constantino de Oliveira Junior Chairman	____________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.